January 26, 2011

CDSI Holdings Inc.
100 SE 2nd Street; 32nd Floor
Miami, FL 33131

Re: Amendment No. 1 to Revolving Credit Promissory Note

Reference is made to the Revolving Credit Promissory Note (the “Revolver”) dated March 26, 2009.  In consideration of the mutual agreements and covenants contained therein and other good and valuable consideration, the parties hereto agree to increase the Commitment Amount, as defined in the Revolver, from $50,000 to $100,000.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 1 to the Revolving Credit Promissory Note to be duly executed and attested, all as of the date first above written.

BORROWER:

CDSI HOLDINGS INC., a Delaware Corporation

By:	/s/ Robert M. Lundgren
	Name:	Robert M. Lundgren
Director

LENDER

VECTOR GROUP LTD., A Delaware Corporation

By:	/s/ Marc N. Bell
	Name:	Marc N. Bell
Vice President, General Counsel and Secretary